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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         Pacific Gateway Properties, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   694329-10-3
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                                  (CUSIP Number)

                H. Clark Harvey, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 17, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Mark D. Grossi
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                264,800
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               264,800
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     264,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%
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14   TYPE OF REPORTING PERSON*
     IN
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
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CUSIP No. 694329-10-3

          This original Schedule 13D Statement is filed on behalf of Mark D. Grossi for the purpose of reporting certain acquisitions by Mr. Grossi of shares of common stock, $1.00 par value per share, of Pacific Gateway Properties, Inc.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Pacific Gateway Properties, Inc, a New York Corporation ("Pacific Gateway"), which has its principal executive offices at 930 Montgomery Street, 4th Floor, San Francisco, California 94133.

Item 2.   Identity and Background.

     (a)  The person filing this Schedule 13D is Mark D. Grossi.

     (b) The business address of Mr. Grossi, is 1215 Superior Avenue, Cleveland, Ohio 44114.

     (c) Mr. Grossi's principal occupation is Executive Vice President of Charter One Bank, FSB a savings and loan company. Charter One Bank FSB is located at 1215 Superior Avenue, Cleveland, Ohio 44114.

     (d)  Negative.

     (e)  Negative.

     (f)  Mr. Grossi is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by Mr. Grossi were acquired for the aggregate purchase price of $1,588,800. Mr. Grossi paid $1,456,400 of the purchase price and the balance of $132,400 was paid by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company of which Mr. Grossi is a member (the "Fund"). Mr. Grossi's purchase price was derived from his personal funds. The Fund's portion of the purchase price came from working capital of the Fund.

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CUSIP No. 694329-10-3

Item 4.   Purpose of Transaction.

     Mr Grossi purchased the Shares to acquire a significant interest in Pacific Gateway for the purposes of investment and to effect the business strategies and operations of Pacific Gateway. Mr. Grossi is a nominee for election as a director of Pacific Gateway at the Annual Meeting of shareholders of Pacific Gateway scheduled for July 21, 1997. He was nominated by the management of Pacific Gateway at the suggestion of Richard M. Osborne, the sole manager of the Fund and Chairman of the Board of Pacific Gateway, and Mr. Grossi intends to work with Mr. Osborne and the other Directors to direct the operations of Pacific Gateway in a manner to maximize shareholder values.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, Mr. Grossi presently has no plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pacific Gateway;

     (ii) the sale or disposition of a material amount of assets of Pacific Gateway;

     (iii) a material change in the present capitalization or dividend policy of Pacific Gateway;

     (iv) a material change in the business or corporate structure of Pacific Gateway;

     (v) a change to the Articles of Incorporation or Bylaws of Pacific Gateway or an impediment to the acquisition of control of Pacific Gateway by any person;

     (vi)  the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Pacific Gateway becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.

     Mr. Grossi reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.
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CUSIP No. 694329-10-3

     Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Pacific Gateway, there are 3,892,596 Shares outstanding.

     Mr. Grossi beneficially owns 264,800 Shares or approximately 6.9% of the outstanding Shares. Because (1) the Fund contributed funds to Mr. Grossi to allow him to purchase the Shares, (2) Mr. Grossi is a member of the Fund and
(3) at the suggestion of Mr. Osborne, the sole manager of the Fund, Mr. Grossi was nominated for election as a director of Pacific Gateway, Mr. Grossi and the Fund may be deemed a group under Rule 13d-5(b) promulgated under the Exchange Act. Mr. Grossi disclaims that he is a member of a group with the Fund. The Fund has no beneficial ownership interest in the Shares owned by Mr. Grossi, and because members of the Fund, other than Mr. Osborne, lack any of the requisite powers of beneficial ownership with respect to securities owned by the Fund, Mr. Grossi has no beneficial ownership interest in any Shares owned by the Fund.

     (b) Mr. Grossi has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) During the past 60 days, Mr. Grossi purchased, in private transactions, 264,800 Shares for a price of $6.00 per Share on June 17, 1997 and June 23, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None.

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CUSIP No. 694329-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 26, 1997                         /s/ Mark D. Grossi
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                                             Mark D. Grossi